Exhibit 12

Photronics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended					3 Months Ended
	Oct. 31, 1999	Oct. 31, 2000	Oct. 31, 2001	Nov. 03, 2002	Nov. 02, 2003	Feb. 01, 2004
Income before income taxes	22,802	15,464	(2,321)	(5,498)	(41,665)	4,950
Interest	7,731	11,091	11,966	20,065	18,267	4,144

Numerator	30,533	26,555	9,645	14,567	(23,398)	9,094

Denominator	7,731	12,291	12,672	19,976	17,755	3,919

Ratio	4.0	2.2	0.8	0.7	(1.3)	2.3